SEC 1473 (7-97)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

Form 3			OMB APPROVAL OMB Number: 3235-0104 Expires: October 31, 2001 Estimated average burden hours per response..0.5

(Print or Type Responses)
1 .Name and Address of Reporting Person* Edwards William Leland	2. Date of Event Requiring Statement (Month/Day/Year) 03/03/2000 _________________________ 3. IRS Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol PharmChem Laboratories, Inc. (PCHM)
(Last) (First) (Middle) 470 University Avenue	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director __XX__10% Owner ______Officer (give ______Other (specify title below) below) ____________________________	6. If Amendment, Date of Original (month/Day/Year) January 29, 2001
(Street) Palo Alto, California 94301		7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person _X_Form filed by More than One Reporting Person - See Note 1
(City) (State) (Zip)
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	70,935	D	See Notes 1 and 2
Common Stock	1,369,000	I	See Notes 1 and 3

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Inst. 5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) The reporting persons consist of William Leland Edwards, Palo Alto Investors, LLC, a California limited liability company ("PAI LLC"), and Palo Alto Investors, a California corporation ("PAI Corp"). The sole manager of PAI LLC is PAI Corp. Mr. Edwards is the President and principal member of PAI LLC and the President and controlling shareholder of PAI Corp. PAI LLC is an investment adviser registered with the Securities and Exchange Commission. PAI LLC serves as investment adviser to investment limited partnerships of which it is the general partner and to other clients. Mr. Edwards, PAI Corp and PAI LLC are filing this Form 3 jointly as a group. All shares owned indirectly by Mr. Edwards, PAI Corp and PAI LLC are held in client accounts, and Mr. Edwards and PAI LLC disclaim beneficial ownership of such shares except to the extent of their respective pecuniary interest therein. No client account of PAI LLC owns more than ten percent of the outstanding stock of the Issuer.

(2) These securities are owned directly by Mr. Edwards.

(3) These securities are owned by investment advisory clients of PAI LLC, including investment limited partnerships of which PAI LLC is the general partner.

Dated: February 8, 2001

PALO ALTO INVESTORS By: /s/ William L. Edwards William L. Edwards, President	PALO ALTO INVESTORS, LLC By: Palo Alto Investors, Manager By: /s/ William L. Edwards William L. Edwards, President
William L. Edwards **Signature of Reporting Person

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 76 for procedure.

Joint Filer Information

Name: Palo Alto Investors, LLC

Address: 470 University Avenue, Palo Alto, CA 94301

Designated Filer: William L. Edwards

Issuer and Ticker Symbol: PharmChem Laboratories, Inc. (PCHM)

Statement for Month/Year: March 3, 2000

Signature: Palo Alto Investors, LLC

By: Palo Alto Investors, a California corporation, Manager

By: /s/ William L. Edwards

William L. Edwards, President

Name: Palo Alto Investors, a California corporation

Address: 470 University Avenue, Palo Alto, CA 94301

Designated Filer: William L. Edwards

Issuer and Ticker Symbol: PharmChem Laboratories, Inc. (PCHM)

Statement for Month/Year: March 3, 2000

Signature: Palo Alto Investors, a California corporation

By: /s/ William L. Edwards

William L. Edwards, President

Name: William L. Edwards

Address: 470 University Avenue, Palo Alto, CA 94301

Designated Filer: William L. Edwards

Issuer and Ticker Symbol: PharmChem Laboratories, Inc. (PCHM)

Statement for Month/Year: March 3, 2000

Signature: /s/ William L. Edwards

William L. Edwards